Exhibit 99.1

Canadian Solar Reports Third Quarter 2020 Results

Guelph, Ontario, November 19, 2020 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the quarter ended September 30, 2020.

Highlights

•                  Solar module shipments of 3.2 GW, exceeding guidance of 2.9 GW to 3.1 GW.

•                  31% sequential growth in revenue to $914 million, above guidance of $840 million to $890 million.

•                  Gross margin of 19.5%, well above guidance of 14% to 16%.

•                  Net income attributable to Canadian Solar of $8.8 million, or $0.15 per diluted share, after the adverse impact of a $12.6 million withholding tax expense in China related to a special dividend distribution from the Module and System Solutions (“MSS”) subsidiary to the Company.

•                  Completed a $260 million capital raising in preparation for the Company’s MSS business’ carve-out IPO and completed a $230 million convertible bond issuance.

•                  Reiterates 2021 module shipment guidance of 18 GW to 20 GW.

•                  Manufacturing capacities expected to nearly double by 2021 year-end to support accelerating growth, with significant capacity contribution starting from the second quarter of 2021.

•                  Secured over 860 MWp in new power purchase agreements (“PPA”) in Brazil, post Q3, in a private auction with a large local utility company and through a corporate PPA agreement with one of the largest financial institutions in Latin America.

Dr. Shawn Qu, Chairman and CEO, commented, “I am pleased to report another strong set of results for the third quarter. We continued to focus on executing our strategy, overcoming market challenges and delivering long-term returns. During the third quarter, we took a major step forward with the successful pre-IPO equity raising of CSI Solar Co., Ltd. (“CSI Solar”), Canadian Solar’s MSS subsidiary, which received overwhelming support and participation from strategic partners as we secured the capital required to expand our capacity with the latest technology. We are well on track to achieve our target of submitting the official IPO application by the second quarter of next year.

“Another highlight from last month was the signing of our first large scale energy storage system supply and service agreement, strongly positioning Canadian Solar in the solar plus energy storage market. We expect energy storage will increasingly contribute to Company revenue and profit starting in 2021, setting the stage to become an important earnings driver going forward. Our integrated business model gives us the competitive advantage to deliver bankable, end-to-end solar plus energy storage solutions, which will unlock further growth opportunities.

“We have also made progress in identifying opportunities in localized large-scale project investment vehicles to hold grid-connected solar, energy storage and other clean energy projects developed by our Energy business, leveraging the successful publicly traded investment fund in Japan, which we have sponsored since 2017. We are targeting to launch similar vehicles in Latin America and Europe within the next 12 to 24 months.”

Yan Zhuang, President of CSI Solar Co., Ltd. (“CSI Solar”), Canadian Solar’s MSS subsidiary, said, “As solar energy enters a new era of higher growth driven by grid parity and accelerating supply side consolidation, we see a window of opportunity to grow global market share by leveraging our leadership position across premium and distributed generation markets, investing in state-of-the-art and highly cost-competitive capacity, and increasing the level of vertical integration of our manufacturing process to better control manufacturing costs and capture value. This is reflected in our updated capacity expansion plan, which we are already implementing.

“At the same time, we face near-term challenges driven by a confluence of factors, namely, the temporary shortage of raw material supply driving approximately 50% to 100% price increases of critical inputs, such as polysilicon, solar glass and EVA; the sharp increase in shipping costs; and the depreciation of the U.S. Dollar. While we benefit from the sharp recovery of global solar demand since July, this also caused input material shortages. As a result, we are expecting pressure on our short-term profitability. We are taking active measures to mitigate these micro and macro factors. Over the longer term, however, we believe these changes will ultimately favor Canadian Solar as a market leader with a differentiated technological offering, strong brand and market leadership position.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Energy business, said, “While the widespread impact of COVID-19 created project uncertainties, our teams worked relentlessly to support customers, maintain project timelines wherever possible and overcome major challenges, such as substantially securing tax equity for our U.S. projects. We started construction on the Maplewood and Pflugerville projects in the U.S., as well as on the Tastiota project in Mexico. In terms of project sales, we closed various sales across the U.S., Canada, Japan and China. We also continue to expand our high-quality project pipeline. A few days ago, we secured 862 MWp in new PPAs in Brazil and we were awarded 22 MWp in the latest solar auction in Japan, solidifying our leadership position in two key markets. We remain committed to growing our pipeline and will continue to focus on optimizing the use of cash through capital partnerships and partial ownership of select solar and storage projects.”

Dr. Huifeng Chang, Senior VP and CFO, added, “We delivered revenue growth and modest underlying profitability during the third quarter. Given strong operating cash generation, the recent convertible bond issuance and MSS pre-IPO equity raising, we have strengthened our capital reserves. This puts us in a financially strong position to manage any unexpected market changes. Our total cash position at the end of September was $1.6 billion, well above our usual average, although we have since deployed some of this cash in support of long-term growth opportunities. As always, we remain disciplined in our capital allocation decisions and will continue to monitor and adjust to market conditions.”

Third Quarter 2020 Results

Total module shipments in the third quarter of 2020 grew by 33% year-over-year (“yoy”) and 9% quarter-over-quarter (“qoq”) to 3,169 MW driven by strong global demand growth. Of the total, 278 MW was shipped to the Company’s own utility-scale solar power projects.

Net revenue in the third quarter of 2020 grew by 20% yoy and 31% qoq to $914 million. Growth was driven by higher module shipments and project sales, partly offset by a lower module average selling price (“ASP”).

Gross profit in the third quarter of 2020 was $178 million, up 21% sequentially. Gross margin in the third quarter of 2020 was 19.5%, compared to guidance of 14% to 16%, and 21.2% in the second quarter of 2020. The gross margin decline was mainly driven by the previously anticipated module ASP pressure and increased manufacturing input costs, but the magnitude of the fluctuations was smaller than expected.

Total operating expenses in the third quarter of 2020 were $119 million, up from $102 million in the second quarter of 2020. The increase was primarily driven by higher research and development spending and increased shipping and handling expenses.

Income from operations in the third quarter of 2020 was $59 million, up 30% sequentially.

Non-cash depreciation and amortization charges in the third quarter of 2020 were $56 million, compared to $48 million in the second quarter of 2020, and $37 million in the third quarter of 2019.

The net foreign exchange loss in the third quarter of 2020 was $13 million, compared to a net loss of $4.5 million in the second quarter of 2020 and a $0.6 million net gain in the third quarter of 2019. The higher foreign exchange loss was mainly due to the depreciation of the U.S. Dollar relative to the Chinese Renminbi.

Income tax expense in the third quarter of 2020 was $21 million, compared to an income tax expense of $9 million in the second quarter of 2020 and an income tax expense of $10 million in the third quarter of 2019. The increase in the tax expense was mainly driven by a $12.6 million withholding tax expense in China related to a $126 million special dividend distribution from CSI Solar to the parent Company in the third quarter.

Net income attributable to Canadian Solar in the third quarter of 2020 was $8.8 million, or $0.15 per diluted share, compared to net income of $20.6 million, or $0.34 per diluted share in the second quarter of 2020.

Net cash provided by operating activities in the third quarter of 2020 was a positive $47 million, compared to $114 million used in the second quarter of 2020.

Module and System Solutions (MSS) Business Segment

The table below sets forth Canadian Solar’s capacity expansion targets for 2021 year-end. All new capacity will produce Canadian Solar’s next generation high-power, high-efficiency modules in the HiKu and BiHiKu product portfolios.

Manufacturing Capacity, GW (period-end)

	FY20	1H21	FY21
Ingot	2.1	5.1	10.0
Wafer	6.3	11.3	11.3
Cell	9.6	18.2	18.2
Module	16.1	23.2	25.7

Note: The Company’s capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents unaudited select results of operations data of the Company’s MSS business segment for the periods indicated.

MSS Business Segment Financial Results*

(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net revenues	772,718	706,155	674,921	2,168,674	1,816,938
Cost of revenues	629,388	557,263	493,505	1,727,582	1,382,545
Gross profit	143,330	148,892	181,416	441,092	434,393
Operating expenses	102,117	85,670	94,730	275,159	268,529
Income from operations	41,213	63,222	86,686	165,933	165,864
Gross margin	18.5%	21.1%	26.9%	20.3%	23.9%
Operating margin	5.3%	9.0%	12.8%	7.7%	9.1%

*Includes effects of both sales to third party customers and to the Company’s Energy Business Segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenue of the MSS business:

MSS Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)

	Q3 2020	% of Net Revenues	Q2 2020	% of Net Revenues	Q3 2019	% of Net Revenues
Asia	308	44	261	39	209	32
Americas	246	36	215	32	244	37
Europe and others	141	20	193	29	204	31
Total	695	100	669	100	657	100

*Excludes sales from the MSS business to the Energy business.

Canadian Solar shipped 3.2 GW of modules to more than 70 countries in the third quarter of 2020. The top five markets of the MSS business ranked by revenues were the U.S., Vietnam, Brazil, China and Japan.

Energy Business Segment

Energy Business Strategy

Canadian Solar has one of the world’s largest utility-scale solar project development platforms, with a track record of originating, developing, financing, building and bringing into commercial operation over 5.6 GWp of solar power plants across six continents. As a first mover, the Company has acquired extensive experience and built a leadership position in solar project development, with an aggregate pipeline of 16 GWp.

Traditionally, the operating model for the Company’s Energy business has been to sell projects when they reach either their notice to proceed date (“NTP”) or commercial operation date (“COD”), depending on the optimal exit point for each project based on its specific risk and return profile. In certain cases, the Company has retained a minority ownership interest in order to capture additional operational value throughout the partial ownership holding period, while still recycling most of the capital back into developing new solar projects. There are two key benefits to this approach:

•                  It permits Canadian Solar to capture higher margins while recycling a large portion of capital. Meanwhile, it will allow the Company to build a base of stable and long-term cash flows from power sales, operations and maintenance (“O&M”), asset management and other services; and create new growth opportunities, including energy storage systems integration and optimization.

•                  Over time, the addition of more predictable and stable revenues and cash flows from power sales, O&M, asset management and other services will help smooth typical lumpiness associated with the development and sale of solar power projects.

Management targets to achieve the following project sales and accumulated project ownership retained over the next 5 years:

Energy Business Targets	2020	2021	2022	2023	2024
Annual Project Sales, GWp	1.1-1.3	1.8-2.3	2.4-2.9	3.2-3.7	3.6-4.1
Cumulative Projects Retained (including inventory to be sold), MWp	~40	~200	~400	~760	~960

Note: There are increased uncertainties regarding the closing dates of project sales in 2020 due to COVID-19 disruptions. Forecasts for annual project sales include both projects sold at NTP and COD, which have a significant impact on revenue but more limited impact on profits. Final timing and recognition of project sales may be impacted by various external factors. These targets are subject to change without notice.

To help fund this business strategy, the Company is in the process of establishing capital partnerships with investors seeking long-term, stable cash flows through investments in clean, profitable and countercyclical solar energy infrastructure investments. These capital partnerships involve launching both public and private investment vehicles in select markets with large energy demand, attractive power prices, high irradiation, and stable capital markets. The next anticipated launch in Brazil, expected in the form of a Brazilian Participation Fund for Infrastructure projects (“FIP-IE”), is currently planned for  assets that will be built in 2021 (specific timing subject to market conditions), followed by project investment vehicles in certain European countries. Through these capital partnerships, the Company expects to optimize the monetization of project assets and build sustainable long-term value for Canadian Solar’s shareholders.

Total Project Pipeline

As of September 30, 2020, the Company’s total project pipeline was 16.3 GWp, including, 1.3 GWp under construction, 3.8 GWp of backlog, and 11.2 GWp of earlier stage pipeline. The backlog includes projects that have passed their Risk Cliff Date and are expected to be built in the next one to four years. A project’s Risk Cliff Date depends on the country where the project is located and is defined as the date on which the project passes the last of the high-risk development stages. This is usually after projects receive all the required environmental and regulatory approvals, interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). All projects in the current backlog have secured a PPA or FIT or are reasonably assured of securing one.

The Company’s pipeline includes early- to mid-stage project opportunities currently under development but that are yet to be de-risked.

The following table presents the Company’s full pipeline as of September 30, 2020. Please note that the 862 MWp and 22 MWp of new PPAs and FITs secured in Brazil and Japan respectively are not reflected on this table as backlog, given that they occurred after September 30.

Total Project Pipeline (as of September 30, 2020) — MWp

Region	In Construction	Backlog	Pipeline	Total
North America	514	1,022	3,763	5,299
Latin America	731*	1,539*	3,765	6,035
Europe, the Middle East and Africa (“EMEA”)	—	382*	2,628	3,010
Japan	70	220	—	290
Asia Pacific excluding Japan	6	533	1,043	1,582
China	—	80	—	80
Total	1,321	3,776	11,199	16,296

Note: Gross MWp size of projects includes 508 MWp and 63 MWp of projects in construction and backlog, respectively, in Latin America, and 123 MWp in backlog in EMEA, that are not owned by Canadian Solar or have been sold to third parties.

The Company has a sizable amount of premium, high FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of September 30, 2020:

Expected COD Schedule — MWp

2020	2021	2022 and Thereafter	Total
13	66	211	290

The Company is one of the first movers in developing and supplying utility-scale energy storage projects. We believe there are significant near-term growth opportunities in energy storage, especially in solar plus storage projects, given the rapid technological developments, declining battery storage costs, higher capacity needs and accelerating retirements of fossil fuel power plants. The Company is uniquely positioned to deliver energy storage solutions to its customers, especially in solar plus storage solutions, given its proprietary integrated technologies and expertise, and its unique positioning as both a top-tier module manufacturer and global project developer.

The table below sets forth the Company’s storage project backlog and pipeline as of September 30, 2020.

	In Operation	Backlog	Pipeline	Total
Storage (MWh)	3	1,201	4,842	6,046

Solar Power Plants in Operation

As of September 30, 2020, the Company’s power plants in operation totaled 537 MWp, with a combined estimated net resale value of approximately $562 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or transaction prices of similar assets in the relevant markets.

Latin America	Japan	Asia Pacific ex. Japan	China	Total
100	82	96	259	537

Note: Gross MWp size of projects, includes 26 MWp in Asia Pacific ex. Japan already sold to third parties.

Operating Results

The following table presents unaudited select results of operations data of the Company’s Energy business segment for the periods indicated.

Energy Business Segment Financial Results

(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net revenues	219,008	26,661	97,550	483,756	504,075
Cost of revenues	164,409	15,083	77,589	327,831	453,292
Gross profit	54,599	11,578	19,961	155,925	50,783
Operating expenses	17,253	16,074	24,077	55,717	73,012
Income (loss) from operations	37,346	(4,496)	(4,116)	100,208	(22,229)
Gross margin	24.9%	43.4%	20.5%	32.2%	10.1%
Operating margin	17.1%	-16.9%	-4.2%	20.7%	-4.4%

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, and the global impact of the ongoing COVID-19 pandemic. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2020, the Company expects total module shipments to be in the range of 2.9 GW to 3.0 GW, including approximately 350 MW of module shipments to the Company’s own projects that may not be immediately recognized as revenues. Total revenues are expected to be in the range of $980 million to $1,015 million. Gross margin is expected to be between 8% and 10%, below the Company’s normal gross margins, reflecting the negative near-term impact of raw materials shortages, which have pushed up certain costs up by approximately 50% to 100%, including polysilicon, solar glass and EVA, combined with higher shipping costs and unfavorable currency movements.

The Company reiterates and narrows its full year 2020 module shipment guidance of 11.2 GW to 11.3 GW, and also reiterates full year 2021 shipment guidance of 18 GW to 20 GW.

Dr. Shawn Qu, Chairman and CEO, commented, “Our updated module shipment guidance reflects the impact of the shortage of certain raw material supply and subsequent price increase, which is affecting our immediate term production plans and resulting in higher costs. That said, we have plans to mitigate the profit margin pressure. We expect large capacity additions for solar glass over the next few months, and therefore a lessening margin impact over the coming quarters. Likewise, some of the higher cost burden will be shared with our customers.

“Our new capacity expansions, which increase the level of vertical integration of our manufacturing process, will start to contribute to earnings from Q2 of next year and help to capture profit in the upper- and mid-stream ingot, wafer and cell processes. We also expect our energy storage solution business to become a significant growth and profit driver starting in 2021. The new localized project investment vehicles, once launched, will help to fuel the next leg of growth of our Energy business in those regions. Given the increasing market-driven nature of the solar industry, we expect demand and supply imbalances to be corrected faster than in the past, as we transition into a healthier market. With grid parity, we are very positive on the long-term growth opportunities of the industry and remain strongly positioned to gain market share, capture new sources of growth and deliver long-term returns for shareholders.”

Recent Developments

On November 12, Canadian Solar announced that two of its projects in Japan were awarded feed-in-tariffs under the 6th FIT Auction. The projects total 22 MWp, and once constructed, they will enter into 20-year power purchase agreements with Tokyo Electric Power Company at the rate of ¥11.99 ($0.114) per kWh.

On October 19, Canadian Solar announced it closed a supply contract and long-term service agreement to deliver and integrate a 75 MW / 300 MWh lithium-ion battery storage solution into the 100 MWac Mustang solar plant in California with Goldman Sachs Renewable Power LLC.

On October 6, Canadian Solar announced the financial close of its 126 MWp Tastiota Solar Project in Mexico. The financing package consisted of a $67 million senior loan, $15 million letter of credit facility and a $12 million VAT facility covering the construction and operation phase of the project. The non-recourse financing package, arranged by Canadian Solar was provided by Sumitomo Mitsui Banking Corporation (SMBC).

On September 30, Canadian Solar announced it agreed to a RMB1.78 billion (approximately $260 million) capital raising for its Module and System Solution subsidiary, CSI Solar. This capital raising was an important step for CSI Solar to qualify for the planned carve-out IPO in China and brings in leading institutional investors and strategic partners.

On September 21, Canadian Solar announced it completed the sale of the 32 MWp Suffield Solar Project in Canada to BluEarth Renewables.

On September 16, Canadian Solar announced the closing of its offering of $230 million in aggregate principal amount of 2.50% convertible senior notes due 2025, which includes the exercise in full by the initial purchasers of their option to purchase an additional $30 million in aggregate principal amount of the notes. The Company received aggregate net proceeds of approximately $223 million from the offering, after deducting discounts, commissions and offering expenses.

On August 27, Canadian Solar announced its wholly-owned subsidiary Recurrent Energy executed a $75 million development loan transaction with Nomura Corporate Funding Americas to fund the project development activities in the U.S. and Canada.

On August 18, Canadian Solar announced its wholly-owned subsidiary Recurrent Energy commenced construction on the 144 MWac Pflugerville Solar Project in Texas, U.S.

On August 17, Canadian Solar announced it commenced construction on a 5 MWp commercial and industrial rooftop solar project, one of the largest of its kind in Malaysia.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Standard Time on Thursday, November 19, 2020 (9:00 p.m., Thursday, November 19, 2020 in Hong Kong) to discuss the Company’s third quarter 2020 results and business outlook. The dial-in phone number for the live audio call is 1-866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from Hong Kong) or +1 845-675-0437 (from international locations). The passcode for the call is 8846757.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available two hours after the conclusion of the call until 9:00 a.m. U.S. Eastern Standard Time on Friday, November 27, 2020 (10:00 p.m., November 27, 2020 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from Hong Kong) or +1-646-254-3697 (from international locations), with passcode 8846757.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 49 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s Module and System Solutions (“MSS”) and Energy businesses:

	Select Financial Data - Module and System Solutions, and Energy
	Three Months Ended September 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	MSS	Energy	Elimination	Total
Net revenues	772,718	219,008	(77,366)	914,360
Cost of revenues	629,388	164,409	(57,854)	735,943
Gross profit	143,330	54,599	(19,512)	178,417
Gross margin	18.5%	24.9%	—	19.5%
Income from operations	41,213	37,346	(19,512)	59,047

	Select Financial Data - Module and System Solutions, and Energy
	Nine Months Ended September 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	MSS	Energy	Elimination	Total
Net revenues	2,168,674	483,756	(216,589)	2,435,841
Cost of revenues	1,727,582	327,831	(168,398)	1,887,015
Gross profit	441,092	155,925	(48,191)	548,826
Gross margin	20.3%	32.2%	—	22.5%
Income from operations	165,933	100,208	(48,191)	217,950

	Select Financial Data - Module and System Solutions, and Energy
	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
	(In Thousands of U.S. Dollars)
MSS Revenues:
Solar modules and other solar power products	628,601	1,787,563
Solar system kits	48,557	120,655
EPC services	1,934	5,856
Others (materials and components)	16,260	38,011
Subtotal	695,352	1,952,085
Energy Revenues:
Solar power projects	206,743	437,182
Electricity	3,224	6,154
O&M services	5,399	15,612
Others (EPC and development services)	3,642	24,808
Subtotal	219,008	483,756
Total net revenues	914,360	2,435,841

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data and Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Net revenues	$914,360	$695,846	$759,882	$2,435,841	$2,280,876
Cost of revenues	735,943	548,634	560,968	1,887,015	1,791,881

Gross profit	178,417	147,212	198,914	548,826	488,995

Operating expenses:
Selling expenses	53,998	53,463	46,935	160,120	130,227
General and administrative expenses	56,183	46,354	61,491	155,498	178,650
Research and development expenses	14,147	10,924	11,567	35,127	36,865
Other operating income	(4,958)	(8,997)	(1,186)	(19,869)	(4,201)
Total operating expenses	119,370	101,744	118,807	330,876	341,541

Income from operations	59,047	45,468	80,107	217,950	147,454
Other income (expenses):
Interest expense	(17,917)	(16,960)	(19,240)	(53,890)	(61,591)
Interest income	2,031	2,081	2,579	6,891	9,060
Gain (loss) on change in fair value of derivatives, net	13,143	(2,349)	(2,176)	43,902	(15,924)
Foreign exchange gain (loss), net	(26,517)	(2,192)	2,825	(62,828)	6,653
Investment income (loss)	(6,393)	1,525	(738)	(18,880)	1,809
Other expenses, net	(35,653)	(17,895)	(16,750)	(84,805)	(59,993)

Income before income taxes and equity in earnings of unconsolidated investees	23,394	27,573	63,357	133,145	87,461
Income tax benefit (expense)	(20,632)	(8,899)	(10,434)	(477)	(16,858)
Equity in earnings (loss) of unconsolidated investees	6,105	1,739	2,303	7,859	28,025
Net income	8,867	20,413	55,226	140,527	98,628

Less: Net income (loss) attributable to non-controlling interests	34	(191)	(3,105)	459	(5,221)

Net income attributable to Canadian Solar Inc.	$8,833	$20,604	$58,331	$140,068	$103,849

Earnings per share - basic	$0.15	$0.35	$0.97	$2.35	$1.74
Shares used in computation - basic	59,749,307	59,371,856	59,900,740	59,500,078	59,562,101
Earnings per share - diluted	$0.15	$0.34	$0.96	$2.31	$1.71
Shares used in computation - diluted	60,829,073	59,793,196	60,846,753	60,705,300	61,040,675

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Net Income	8,867	20,413	55,226	140,527	98,628
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	32,173	30,997	(13,419)	17,199	(8,604)
De-recognition of commodity hedge and interest rate swap	6,285	4,439	—	10,724	—
Gain (loss) on changes in fair value of derivatives	256	(104)	(1,314)	(3,859)	(6,994)
Comprehensive income	47,581	55,745	40,493	164,591	83,030
Less: comprehensive income(loss) attributable to non-controlling interests	51	3,802	(3,529)	2,412	(8,884)
Comprehensive income attributable to Canadian Solar Inc.	47,530	51,943	44,022	162,179	91,914

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,102,927	$668,770
Restricted cash	445,424	526,723
Accounts receivable trade, net	494,232	436,815
Accounts receivable, unbilled	17,579	15,256
Amounts due from related parties	18,543	31,232
Inventories	624,515	554,070
Value added tax recoverable	92,761	108,920
Advances to suppliers	111,913	47,978
Derivative assets	19,797	5,547
Project assets	543,693	604,083
Prepaid expenses and other current assets	450,081	253,542
Total current assets	3,921,465	3,252,936
Restricted cash	13,651	9,927
Property, plant and equipment, net	988,984	1,046,035
Solar power systems, net	87,187	52,957
Deferred tax assets, net	148,160	153,963
Advances to suppliers	58,792	40,897
Prepaid land use right	63,806	60,836
Investments in affiliates	78,348	152,828
Intangible assets, net	22,352	22,791
Derivatives assets	256	—
Project assets	589,434	483,051
Right-of-use assets	28,059	37,733
Other non-current assets	192,282	153,253
TOTAL ASSETS	$6,192,776	$5,467,207

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2020	2019
Current liabilities:
Short-term borrowings	$1,065,360	$933,120
Long-term borrowings on project assets - current	238,474	286,173
Accounts payable	496,795	585,601
Notes payable	605,980	544,991
Amounts due to related parties	5,743	10,077
Other payables	458,475	446,454
Advance from customers	120,296	134,806
Derivative liabilities	4,354	10,481
Operating lease liabilities	15,984	18,767
Other current liabilities	158,247	121,527
Total current liabilities	3,169,708	3,091,997
Accrued warranty costs	41,698	55,878
Long-term borrowings	623,592	619,477
Convertible notes	222,881	—
Derivatives liabilities	—	1,841
Liability for uncertain tax positions	15,645	15,353
Deferred tax liabilities	56,600	56,463
Loss contingency accruals	25,318	28,513
Operating lease liabilities	13,569	20,718
Financing liabilities	78,442	76,575
Other non-current liabilities	129,266	75,334
Total LIABILITIES	4,376,719	4,042,149
Equity:
Common shares	687,024	703,806
Treasury stock	—	(11,845)
Additional paid-in capital	(31,997)	17,179
Retained earnings	933,669	793,601
Accumulated other comprehensive loss	(87,497)	(109,607)
Total Canadian Solar Inc. shareholders’ equity	1,501,199	1,393,134
Non-controlling interests in subsidiaries	314,858	31,924
TOTAL EQUITY	1,816,057	1,425,058
TOTAL LIABILITIES AND EQUITY	$6,192,776	$5,467,207